45 Broadway, Suite 610
New York, New York 10006
(212) 732-4029
(646) 607-1998 (fax)

March 27, 2015

VIA: EDGAR Submission

Mr. Tom Jones
Ms. Amanda Ravitz, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Natcore Technology, Inc.
Registration Statement on Form F-1 Filed March 9, 2015
File No. 333-202600

Dear Mr. Jones and Ms. Ravitz:

          On March 25, 2015 this Firm, on behalf of the Registrant, received your comment letter detailing a request for further information or revisions to the Registration Statement on Form F-l submitted on March 9, 2015.

          The requested information or responses have been submitted as a response to each requested item in the document that follows or were applied as amendments to the Amended Registration Statement submitted via the EDGAR system with reference made to applicable sections thereof where necessary.

Prospectus Summary, page 5

1.	We note your disclosure on page 39 that your cash will be sufficient to fund operations for 5-6 months. Please expand your summary and risk factor disclosure to highlight this fact.

This disclosure has been revised in the prospectus summary on page 5 and in the risk factor “There is no assurance that the Company will generate immediate revenues; the Company projects cash on hand sufficient to fund operations for approximately 5-6 months” on page12.

Business, page 44

2.

Please update the disclosure in this section to discuss that you signed a memorandum of understanding with the Fraunhofer Institute for Solar Energy and briefly discuss your consulting service. In this regard, we note the press release dated March 2, 2015 on your website.

Please see amended registration statement.

Consolidated Statements of Financial Position, pages F-26 - F-29

3.

We note that the audited financial statements for the years ended December 31, 2013 and 2012 on pages F-27 through F-29 have been labeled “Consolidated Statements of Financial Position.” Please revise to correctly label each of these financial statements.

Please see amended registration statement.

Exhibit 5.1

4.	Your exhibit is dated before the filing date of your registration statement. Revise or advise.

Please see amended Exhibit.

Exhibit 23.1

5.

We note that this filing contains an accountants’ consent dated January 30, 2015. Please provide currently dated and signed consents from your independent accountants with your next amendment. Refer to Item 601(b)(23)(i) of Regulation S-K.

Please see amended Exhibit.

Signatures, page II-7

6.

Please note that your registration statement should be signed by your controller or principal accounting officer. Also, your registration statement should be signed by your authorized representative in the United States. Please revise your signatures page accordingly.

Please see amended registration statement.

          Thank you for your time and attention in reviewing the responses above and the submitted amended draft registration statement.

Very truly yours,

LOPRESTI LAW GROUP, PC

By:

Marc X. LoPresti, Esq.